March 16, 2010	TSX - HNC

Hard Creek discloses adjustment to Mining Tax Credit, announces Private Placement

Hard Creek Nickel Corp. (TSX – HNC) carried a Mining Tax Credit estimated at $2.222 million on its balance sheet for the fiscal year ending December 31, 2008. The Mining Tax Credit is a provincial refundable tax credit relating to the fiscal years 2003 through 2008, and was estimated by the Company based on exploration expenditures incurred in BC during the six year period in question.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (CRA) conducted an audit of the Company's tax filings for the fiscal years 2003 through 2008 to substantiate the $2.222 million claim in provincial refundable mining tax credits. Subsequent to December 31, 2009, the Company received results of the audit which proposes a reduction in provincial refundable mining tax credits from $2.222 million to $1.159 million.

CRA indicated that they consider some of the exploration expenses on which the Mining Tax Credit was claimed by the Company to not qualify for the tax credit; in particular, those exploration expenses that involve engineering and metallurgical work. Accordingly, the Company has reduced the estimated Mining Tax Credit for 2003 through 2008 on the balance sheet for the fiscal year ending December 31, 2009 from $2.222 million to $1.159 million.

Mark Jarvis, President of Hard Creek, said, “The position of CRA appears to be at odds with the Company’s understanding of qualifying exploration expenditures. CRA’s interpretation has serious implications to not only ourselves, but to all mineral exploration companies with projects in BC. In addition, there may be implications regarding what expenses qualify for flow-through funding.”

To date, Hard Creek has not received a Notice of Assessment from CRA regarding the Mining Tax Credits. However, should the Notice of Assessment confirm the proposal from CRA, the Company has 90 days to file an Objection and, in all likelihood, will do so. Notwithstanding any notice of objection, the balance sheet of the Company will now reflect less value of assets as indicated above.

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Private Placement

Hard Creek Nickel Corp. announces a non-brokered Private Placement of up to 4 million units at a price of $0.25 per unit for gross proceeds of up to $1,000,000.00. Each unit will consist of one share and one-half share purchase warrant. Each full warrant is exercisable at $0.40 for one year from the date of closing of the transaction.

There may be a finder’s fee associated with a portion of the private placement. Such finder’s fee will consist of 7.5% of gross cash proceeds plus warrants equal to 7.5% of units placed. The warrants will be exercisable at $0.40 for one year from the date of closing of the transaction. The private placement may close in several tranches.

The private placement is subject to regulatory acceptance.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

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